January 24, 2008

VIA U.S. MAIL AND FAX (305)856-7342

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

>   **Re: HMG/Courtland Properties, Inc**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 30, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **June 30, 2007**
>   **Filed August 14, 2007**
>   **File No. 001-07865**

Dear Mr. Rothstein:

We have reviewed your response letter dated January 16, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Lawrence I. Rothstein
HMG/Courtland Properties, Inc.
January 24, 2008
Page 2

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Comprehensive Income, page 26

1.   We have considered your response to our prior comment 1 and continue to believe that your income statement presentation should conform to the requirements of Rule 5-03 of Regulation S-X. Please revise your income statement presentation to disclose "net gain from investments in marketable securities", "net income from other investments", and "interest, dividend and other income" apart from revenues as items of non-operating income or provide us with any additional information supporting your departure from Rule 5-03.

5. Other Investments, page 42

2.   We have reviewed your response to our prior comment 2. We note from your materiality analysis that the error has an approximate 30% impact on net earnings for 2005. We are unclear how you have been able to determine that this is not a material error. Revise your financial statements to properly account for your investment in the restaurant in Key West, Florida using the equity method for all periods presented.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief